SafeRx Offering Page Video Script

For far too long, our communities have been ravaged by the opioid crisis.

And although heroin and other illegal narcotics represent a major part of the problem, a shocking number of these tragedies were caused by prescription opioids.

The most difficult concept to come to terms with as a Doc is that the treatment you provide could harm or even kill your patients.

And that risk is especially high with opioids.

Which is why we're all so eager to find those safe, effective, non-opioid alternatives.

But there's no telling when they'll arrive. And the difficult reality that we need to face is that there are some severe pain conditions for which opioids are currently the only effective option, so they're likely to remain in widespread use for the foreseeable future.

That's why we need to be doing everything possible right now to enhance the safety of these inherently dangerous meds.

We believe that SafeRx is taking a major step in that direction with our patented platform of alcohol resistant opioids.

According to statistics from the CDC, over 20% of fatal prescription opioid overdoses are related to concurrent alcohol consumption, and research has shown that chronic opioid patients with a history of alcohol problems are five times more likely to overdose.

Yet this critical dimension of the opioid crisis has remained largely unaddressed by the pharmaceutical industry until now.

There are literally tens of millions of opioid prescriptions written every year to patients who we know, no matter how strongly they're counseled or what that medication contract they sign says, they're still going to drink with the medication.

And the fact is, prescribing docs currently have no effective means of preventing their patients from making that dangerous, often deadly mistake.

That's why we believe that this new ARO platform of products represent a real game changer.

SafeRx Pharmaceuticals is developing their patented new platform of alcohol resistant opioids.

How do they work?

The technology is simple but elegant. Along with the opioid pain medication of choice, SafeRx adds a second drug, an enzyme blocker known as an ALDI, which interferes with the metabolism of alcohol but typically has no other perceptible effects on the body.

And these two medications are embedded together in a tamper resistant matrix, preventing their separation.

So if the patient takes the medication as directed and avoids alcohol, the opioid provides the intended pain relief, and the ALDI produces no noticeable effects.

But if, against medical advice, the patient drinks with the medication, the ALDI blocks a critical step in the alcohol's metabolism, leading to a rapid buildup of toxic byproduct and producing a highly unpleasant physical reaction characterized by dizziness, severe headache and vomiting, thereby powerfully deterring any additional alcohol consumption and preventing a potentially deadly mistake.

From a product development standpoint, there are so many compelling aspects to the ARO platform.

First and foremost, I believe this has the potential to save thousands of lives. And that's the whole reason we started this company- to develop solutions to one of the most sinister public health emergencies in this nation's history.

But to make things even more exciting, because so much is already known about the active pharmaceutical ingredients included in these products, by going the 505 (b)(2) route for FDA approval, I see the potential for a quick path to market.

Thanks to federal legislation, SafeRx believes it's revolutionary, potentially lifesaving ARO platform of products can take advantage of an accelerated pathway to FDA approval.

That's because ARO technology brings together pharmaceutical components that have already been individually approved for their intended functions.

So SafeRx won't need to repeat all of those costly time-consuming clinical trials that have already been performed on the approved parent drugs.

Meaning these potentially lifesaving medications could be available in as little as two and a half years.

Please join us in this mission to reduce the risk of prescription opioid overdose- invest in SafeRx today.